Exhibit (a)(1)(B)

Announcement Email to Eligible Optionholders

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Option Exchange Now Open: Action Needed by March 27, 2026

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Hello [First Name],

As we shared in the January drop-in sessions, Getty Images is launching a one-time, voluntary stock option exchange program (the “Exchange Offer”). This allows eligible optionholders to exchange Eligible Options for new stock options with updated terms (“New Options”).

The Exchange Offer is commencing today and is expected to close at 11:59 pm EST on March 27, 2026 (the “Expiration Time”). Getty Images may extend this expiration date and time in its discretion, in which case references to the “Expiration Time” shall refer to any such extended date and time.

The terms and conditions of the Exchange Offer are described in detail in the Tender Offer Statement on Schedule TO and the exhibits thereto including the Offer to Exchange (the “Offer Documents”) filed by Getty Images with the U.S. Securities and Exchange Commission (the “SEC”), and can be accessed on the Getty Images website at www.gettyimages.com or through the SEC website at www.sec.gov.

“Eligible Options” means those options to purchase Class A common stock granted under the Getty Images 2022 Equity Incentive Plan held by Eligible Optionholders, whether vested or unvested, that: (i) have a per share exercise price that is equal to or higher than the closing price of a share of Class A common stock on the date of the closing of the Exchange Offer and (ii) are outstanding and unexercised as of the start date of the Exchange Offer and as of the closing of Exchange Offer.

“Eligible Optionholders” means all employees or directors of Getty Images (and its affiliates and subsidiaries) who (i) are employees or directors of Getty Images (or its affiliates or subsidiaries) as of the date that the Exchange Offer commences and (ii) remain employees or directors of the Getty Images (or its affiliates or subsidiaries) through the date that the Eligible Options are to be cancelled and the New Options are to be issued.

What this means for you:

•        You may make a separate election for each option grant. However, if you decide to exchange a grant, you must exchange all the options in that grant. Partial exchanges of a single grant are not permitted.

•        If you participate in the Exchange Offer, all of your tendered Eligible Options will be irrevocably cancelled and exchanged with “New Options” determined by an exchange ratio as described in the Offer Documents. We will give you notice of the exchange ratios not less than two business days prior to the expiration of the Exchange Offer.

•        New Options will have terms, including an updated exercise price, as outlined in the Offer Documents.

Next steps:

1)      Review the Offer Documents here: [SEC and Internal page links]

2)      Review your personalized grant list and complete the Election Form.

3) Email your completed Election Form (in PDF or similar file format) to compensation.administrator@gettyimages.com by the Expiration Time. You may withdraw any time before expiration.

Please understand that Getty Images cannot advise you on whether or not to participate in the Exchange Offer. Participation in the Exchange Offer is entirely your decision and at your discretion, and you should make the decision about whether to participate based on your personal circumstances. Getty Images recommends that you consult your tax and financial advisors to address questions regarding your decision. This notice does not constitute an offer. This email is a brief summary only. Please read the Offer Documents for full terms and conditions, which you may access on the Getty Images website at www.gettyimages.com or through the SEC website at www.sec.gov.

If you have further questions after reviewing the Offer Documents, please reach out to compensation.administrator@gettyimages.com.

The Global Compensation Team